Capital Research and Management Company
333 South Hope Street
Los Angeles, California 90071-1406

FILED WITH THE COMMISSION
VIA CORRESPONDENCE

March 12, 2012

John Grzeskiewicz
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: American Funds Portfolio Series (the “Trust”)
File Numbers: 333-178936, 811-22656

Dear Mr. Grzeskiewicz:

In response to your comment letter dated February 1, 2012 to the Trust’s initial Registration Statement on Form N-1A, we hereby file Pre-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933 and Amendment No. 1 to the Registration Statement under the Investment Company Act of 1940 (the “Amendment”) pursuant to Rule 472 of the 1933 Act.  We appreciate your prompt response to the previous filing.

Our responses to your comments are set forth below.  In order to minimize cross referencing, to the extent that the same comment applies to multiple funds, we have answered it once and indicated the funds and comments to which that answer applies.  Please note that the order of the funds has been revised, so that the equity-oriented funds appear first.  The Amendment reflects additional information that was not contained in the initial Registration Statement.

We anticipate filing an additional amendment on or about March 20, 2012 upon receipt of the auditor’s consent with respect to the initial balance sheet of the Trust and will seek effectiveness at that time.

General Comments

1.	Comment: Please supply the undersigned with copies of any exemptive application and any no-action request the Trust has submitted, or will submit, in connection with registration of its shares.

Response: We will not submit any exemptive applications or no-action requests with respect to the Trust.  As noted below, each fund is relying on Section 12(d)(l)(G) of the 1940 Act.

2.
Comment:  Please review and revise the prospectus where necessary so as to conform to the Commission's plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933. See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

Response: We acknowledge the comment and have considered Rule 421 when formulating our responses and reviewing the existing disclosure.

3.	Comment: We may have more comments on disclosure inc1uded in any subsequent pre-effective amendment.

Response: We acknowledge that you may have additional comments.

4.
Comment:  All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940 (the "1940 Act").

Response:  We acknowledge our obligations under Rule 17g-1(g).

5.
Comment:  We note that portions of the disclosure have been left blank.  We may have further comments on such portions when you complete them in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

Response: We acknowledge that you may have additional comments.

6.
Comment:  Please ensure that the name of each Fund that appears at the beginning of the information for that Fund that is required by Items 2 through 8 of Form N-lA (the "Fund Summary") be clearly identified by a typographically distinctive feature such as a larger fount, putting the name in bold or in all capital letters, etc.

Response: We have enlarged the fund name headings and put them in bold to more clearly identify the disclosure applicable to each fund.  This response applies to all funds and accordingly responds to Comments 19, 25, 31, 36, 41, 46 and 51.

7.
Comment:  With respect to the second footnote to the fee table, please specify what is the nature of the investment adviser's reimbursement of a "portion of the other expenses."  What portion? Which expenses? Also confirm in your response letter that the fee waiver and expense reimbursement arrangement (a) is in writing, (b) that it will be filed as an exhibit by pre-effective amendment, and (c) that it will be in effect for at least for one year. Also please confirm that there will be no recoupment of any fees waived or expenses that were reimbursed.

Response:  The reimbursals relate to expenses classified as “Other expenses” consistent with Instruction 3(c)(i) to Item 3 of Form N-1A.  We are not anticipating reimbursals for specific expenses that fall into this category, but are instead reimbursing to the extent expenses exceed a certain threshold.  We confirm that the waiver and reimbursement arrangements will be in effect for at least one year and that there will be no recoupment of fees waived or expenses reimbursed.  These arrangements are not in writing so will not be filed as an exhibit.  However, we will provide disclosure consistent with Instruction 3(e) to Item 3, describing that modification or termination of the arrangement requires fund board approval.  This response applies to all funds and accordingly responds to Comments 19, 25, 31, 36, 41, 46 and 51.

8.	Comment: In your response letter, please confirm that the Fund is relying on Section 12(d)(l)(G) of the 1940 Act.

Response: We confirm that the fund is relying on Section 12(d)(l)(G) of the 1940 Act.  This response applies to all funds and accordingly responds to Comments 19, 25, 31, 36, 41, 46 and 51.

9.
Comment:  Disclose the maturities and credit ratings of the bonds in which the Fund or the underlying funds may invest.  If the Fund can invest in bonds of any maturity or credit rating, provide disclosure to that effect.

Response: We have added disclosure to address this comment.  This response applies to all funds and accordingly responds to Comments 19, 25, 31, 36, 41, 46 and 51.

10.	Comment: Disclose the investment strategies the Fund will employ to pursue its investment objective of preservation of capital.

Response: We have added disclosure to address this comment.

11.
Comment:  Disclose how frequently (e.g., monthly, quarterly, etc.) the investment adviser will rebalance or adjust the Fund's asset mix or underlying funds. If the Fund does not follow a schedule for such rebalancing or adjustments, describe the circumstances or events that would trigger such rebalances or adjustments.

Response: We have added disclosure in this section to better explain how the investment adviser reviews and evaluates fund combinations, which we believe is responsive to this comment.  This response applies to all funds and accordingly also responds to Comments 19, 25, 31, 36, 41, 46 and 51.

12.	Comment: Amplify the disclosure by describing the kinds of municipal bonds the Fund or its underlying funds will purchase.

Response: We have added disclosure to address this comment.

13.
Comment:  Please revise the disclosure to specify that the Fund will either (a) invest 80% of its net assets (plus the amount of any borrowings for investment purposes) in investments the income of which is exempt from federal income tax or (b) invest its net assets (plus the amount of any borrowings for investment purposes) so that at least 80% of the income the Fund distributes will be exempt from federal income tax. See Rule 35d-l (a)(4) under the 1940 Act. The 80% test should be applied in the aggregate after "looking through" to the assets of the underlying funds and should be a fundamental policy.

Response: We have added specific disclosure regarding the 80% test to both the prospectus and SAI, and have updated the fundamental policies of the Trust, to address this comment.

14.
Comment:  Investing in lower rated bonds - - Disclose that such investments are considered speculative. Disclose the lowest rating in which the Fund may invest and whether the Fund may invest in bonds that are in default.

Response: We have added disclosure to indicate that lower rated bonds are speculative.  We have also added language to indicate that the fund may invest in underlying funds with any below investment grade rating. This response applies to all funds and accordingly also responds to Comments 21, 28, 33, 38, 43, 48 and 54.

15.
Comment:  Allocation risk - - the second paragraph states that the Fund "concentrates" its investments in the under lying funds.  Because "concentrates" is a term of art that pertains to industry concentration and to avoid any confusion or ambiguity, we suggest you find a synonym for "concentrates".

Response: We have revised the disclosure to address this comment. This response applies to all funds and accordingly also responds to Comments 21, 28, 33, 38, 43, 48 and 54.

16.
Comment:  Diversification - - if the Fund meets the definition of a "diversified company" under Section 5(b)(1) of the 1940 Act, please revise this heading to avoid confusion. Also, add disclosure in the prospectus and the statement of additional information as to whether this Fund is, and the other Funds are, diversified.

Response: We have revised the heading to address this comment. We note that Item 4(b)(1)(iv) (regarding non-diversification) is inapplicable.  Consistent with Item 16 of Form N-1A, the SAI also contains disclosure that is responsive to your comment.

17.	Comment: Change this heading to "Performance."

Response:  We have considered your comment, but do not believe that “investment results” is substantively different from the word “performance” and that the Form provides the flexibility to use this language.  We also believe investors will better understand the term “investment results.”  This response applies to all funds and accordingly also responds to Comments 23, 29, 34, 39, 44, 49, and 55.

18.	Comment: Insert the heading "Payments to Broker-Dealers and Other Financial intermediaries” and provide the statement required by Item 8 of Form N-IA.

Response:  Consistent with General Instruction C3(c)(iii) we had sought to integrate this information, but in response to your comment have instead included the disclosure in each summary.  This response applies to all funds and accordingly also responds to Comments 24, 30, 35, 40, 45, 50 and 56.

19.	Comment: See Comments 6 through 11.

Response:  Please see our above response with respect to the Tax-Exempt Preservation Fund.

20.
Comment:  Amplify the disclosure under "Principal Investment Strategies" to describe the kinds of investments that will comprise the portfolios of the under lying funds and the kinds of bonds the Fund and its underlying funds many purchase and hold.

Response:   We have expanded our disclosure regarding the types of bonds the fund will have exposure to through its investments in the underlying funds.

21.	Comment: See Comments 14 and 15.

Response:  Please see our above responses with respect to the Tax-Exempt Preservation Fund.

22.
Comment:  Investing in mortgage-backed securities and asset-backed securities -Amplify the disclosure in "Principal Investment Strategies" to explain how mortgage-backed securities and asset-backed securities fit into those strategies.

Response: We have added disclosure to address this comment.

Comments 23 – 25

23.	See Comment 17.

24.	See Comment 18.

25.	See Comments 6 though 9 and Comment 11.

Response 23 – 25:  Please see our above responses with respect to the Tax-Exempt Preservation Fund.

26.	Comment: Disclose in "Principal Investment Strategies" how the "combinations and weightings" will be determined and how often they can be changed.

Response: As noted in our response to Comment 11, we have added disclosure in this section to better explain how the investment adviser reviews and evaluates fund combinations, which we believe is responsive to the concerns raised.

27.
Comment:  Amplify the disclosure in "Principal Investment Strategies" to explain how lower rated bonds, foreign securities, and investments in emerging and developed countries are employed as strategies by the Fund and how they further the Fund's investment objectives.

Response: We have added disclosures to address this comment.

Comments 28 – 52

28.	See Comments 14 and 15.

29.	See Comment 17.

30.	See Comment 18.

31.	See Comments 6 through 9 and Comment 11.

32.	See Comments 26 and 27 (except for the lower rated bonds).

33.	See Comments 14 and 15.

34.	See Comment 17.

35.	See Comment 18.

36.	See Comments 6 though 9 and Comment 11.

37.	See Comments 26 and 27.

38.	See Comments 14 and 15.

39.	See Comment 17.

40.	See Comment 18.

41.	See Comments 6 though 9 and Comment 11.

42.	See Comments 26 and 27.

43.	See Comments 14 and 15.

44.	See Comment 17.

45.	See Comment 18.

46.	See Comments 6 though 9 and Comment 11.

47.	See Comments 24 and 25 (and small companies).

48.	See Comments 14 and 15.

49.	See Comment 17.

50.	See Comment 18.

51.	See Comments 6 though 9 and Comment 11.

52.	See Comment 47.

Response 28 – 52: Please see our above responses with respect to the Tax-Exempt Preservation Fund and the Preservation Fund.

53.
Comment:  Given that the term "global" is in the Fund's name, please expressly describe how the Fund will "invest [its] assets in investments that are tied economically to a number of countries throughout the world." See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001) ("Fund Names Release"). For example, the Fund could have a policy to invest in at least three different countries, including the United States, and in addition, to invest at least 40% of its assets in securities of non-U.S. companies under normal market conditions.

Response:  We have added disclosure to specify how the fund will invest globally including how it will have exposure to at least three different countries and will invest significantly in underlying global funds.

Comments 54 – 55:

54.	See Comments 14 and 15.

55.	See Comment 17.

Response 54 – 55:  Please see our above responses with respect to the Tax-Exempt Preservation Fund and the Preservation Fund.

56.	Comment: Why is the Item 8 disclosure here and not for the other Funds?

Response:  Please see our response to Comment 18.  We have included this language for each Fund.

57.
Comment:  The disclosure under “Principal Investment Strategies” for the Funds is remarkably similar and insufficiently descriptive. We suggest that the disclosure be revised and clarified to better distinguish the Funds from one another in order to assist readers of this prospectus in deciding which Fund is appropriate for their particular investment objectives. Also, the disclosure in each “Principal Investment Strategies” section should be expanded to discuss, among other things, the extent each Fund invests in foreign securities, whether there are any limits as to market capitalization of companies in which each Fund invests, the credit quality and maturity requirements of each Fund with respect to fixed income securities, derivatives and short sale strategies, if any, etc.

Response:  We have expanded the “Principal Investment Strategies” disclosure for each fund to better assist readers in distinguishing among them.

58.
Comment:  Add a paragraph under the "Principal Risks" section of each Fund concerning the layering and duplication of fees inherent in a "fund-of-funds" structure and disclosing that such a structure may result in the Fund, and its shareholders, bearing substantially higher expenses and fees than under alternative arrangements.

Response:  We have added disclosure to each “Principal Risks” section to highlight that an investment in the funds will cause a shareholder to incur additional fees.

59.	Comment: Explain why the Class R-6 shares of the underlying funds is the class that has been selected for purchase by the Funds.

Response:  Class R-6 has a low expense ratio, which will help mitigate the risks noted in Comment 58, above.  We have added disclosure to this effect.

60.
Comment:  Item 11 (e)(3)(iii) of Form N-l A requires that each of the policies and procedures for deterring frequent purchases and redemptions be described with specificity.  (Emphasis added).  For example, disclose the specific numbers of purchases, redemptions, and exchanges that may be made within a given time period, the minimum holding period before an investor may make an exchange into another fund, etc.

Response:  While we describe our surveillance procedures in general terms, we do specifically indicate in connection with our description of the “purchase blocking policy” the types of transactions that will be prohibited.  For example, the disclosure indicates that redemptions of $5,000 or more will trigger the policy, preventing subsequent investments for 30 calendar days.

61.
Comment:  We note that the "investment limitations and guidelines" promised by the heading do not appear here. Will these be provided later in a pre-effective amendment? There is a section on "Fund policies" that begins on page 18 of the SAI, has this heading by chance been inadvertently included here?

Response:  This heading was inadvertently included and has been removed.

62.
Comment:  Some investments and practices described here are not mentioned in the prospectus. To the extent that the Fund intends to engage in such investments and practices so that they might materially affect the performance of the Fund or the decision of an investor to purchase shares, such investments and practices, and their accompanying risks, should be discussed in the prospectus.

Response: As noted in our response to Comment 57, we have expanded the prospectus disclosure for each fund to more fully describe the material strategies each Fund will employ and believe the descriptions in this section remain appropriate in light of those revisions.

63.	Comment: The trustees and officers of the Trust, including the requisite number of independent trustees, should be furnished by a pre-effective amendment.

Response:  We will provide this disclosure in a subsequent pre-effective amendment.

******

Finally, as requested, the Trust acknowledges:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our response to your comments.  As noted above, we hope to have the Trust’s Registration Statement declared effective on or about March 20, 2012.  As such, we would greatly appreciate any further comments to you might have to the Amendment as soon as possible.  We look forward to your response to this letter and the Amendment.

If you have any questions please do not hesitate to contact me at (213) 452-2060.

Sincerely,

/s/ Walter R. Burkley
Walter R. Burkley
Senior Counsel